Mail Stop 4561

May 29, 2009

Mr. Michael Eggers
Senior Vice President and
Chief Financial Officer
RealNetworks, Inc.
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

> **Re:**   **RealNetworks, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 000-23137**

Dear Mr. Eggers:

We have reviewed your response letter dated April 28, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 14, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Valuation of Goodwill, page 38

1.   We note that your recently filed Form 10-Q indicates that significant or sustained declines in future revenue or cash flows, among other factors, and their resulting impact on the estimates and assumptions relating to the value of your long-lived assets could result in the need to perform an impairment analysis in future interim periods which could result in a significant impairment. Limiting your discussion

to your revenue and cash flow results, clarify for us how investors should interpret "significant" and "sustained." In general, we are trying to understand the extent and duration of declines in those specific variables that would result in additional impairment and whether such scenarios could be considered reasonably likely. We suggest that you provide us with at least one potential impairment scenario that incorporates revenue and cash flow declines from current levels over some period of time (e.g., revenues and cash flows at X% below current levels for the next X years before a gradual recovery). You should also describe your assessment of the likelihood of such a scenario occurring and whether you believe that you have any obligation to further clarify the general disclosures referred to above.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Mark Shannon, Staff Accountant, at (202) 551-3299, or me at (202) 551-3451 if you have any questions regarding our comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief